UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

SUPREME INDUSTRIES, INC.
(Name of Subject Company)

SUPREME INDUSTRIES, INC.
(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share

Class B Common Stock, $0.10 par value per share

(Title of Class of Securities)

Class A Common Stock 868607102

Class B Common Stock 868607300
(CUSIP Number of Class of Securities)

With copies to:

John Dorbin	Bruce Newsome, Esq.
General Counsel	Haynes and Boone, LLP
Supreme Industries, Inc.	2323 Victory Ave., Suite 700
P.O. Box 237	Dallas, Texas 75219
2581 E. Kercher Road	(214) 651-5000
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Supreme Industries, Inc., a Delaware corporation (“Supreme”), with the Securities and Exchange Commission on August 22, 2017, relating to the offer (the “Offer”) by Wabash National Corporation, a Delaware corporation (“Parent”), and Redhawk Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”) for $21.00 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule 14D-9.

As previously disclosed, between August 29 and August 31, 2017, putative class action lawsuits were filed in the United States District Court for the District of Delaware alleging that the Schedule 14D-9 violated federal securities laws by purportedly omitting material facts necessary to make the statements therein not false or misleading (the “Merger Litigation”).

Supreme believes that the claims asserted in the Merger Litigation are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Merger Litigation delaying or adversely affecting the Offer, to moot the claims asserted in the Merger Litigation, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Supreme has determined to voluntarily supplement the Schedule 14D-9 as described in this Amendment No. 6. Nothing in this Amendment No. 6 shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Supreme specifically denies all allegations that any additional disclosure was or is required.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first sentence of the second paragraph on page 16 of the Schedule 14D-9:

“In its non-binding indication of interest dated June 19, 2017, Parent indicated that it assumed that a majority of the of the Supreme management team would become employees of Parent and thereby transition under Parent’s compensation package structure, although its process of evaluating that subject would continue as to each employee of Supreme on an individual basis. In its final proposal submitted on August 3, 2017, Parent indicated its expectation that Supreme employees would participate in Parent’s compensation and benefit plans after a reasonable transition period, although its process of evaluating that subject would continue as to each employee of Supreme on an individual basis.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the tenth paragraph on page 19 of the Schedule 14D-9:

“Each of the confidentiality agreements executed in 2015 contained standstill provisions pursuant to which potential buyers agreed not to take certain actions for a specified period of time without the prior written consent of Supreme or the Supreme Board, including acquiring or offering to acquire Supreme securities (or a certain percentage of or non-passive investment in Supreme securities) or requesting that Supreme amend or waive the standstill provision. Those standstill provisions expired by their terms prior to the announcement of the Merger Agreement, except with respect to a single potential buyer for whom the standstill provisions remain in effect until October 1, 2017. That potential buyer was included in the group of 18 potential strategic partners contacted by Baird between late April and late May 2017, as discussed below.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the eighth paragraph on page 20 of the Schedule 14D-9:

“Each of the confidentiality agreements entered into by potential strategic partners contained standstill provisions pursuant to which the potential strategic partners agreed not to take certain actions without the prior written consent of Supreme or the Supreme Board, including acquiring or offering to acquire Supreme securities (or a certain percentage of Supreme securities) or requesting that Supreme amend or waive the standstill provision.

Except for the standstill provision agreed to by Company F (who negotiated specifically for a standstill provision which terminated upon Supreme’s entry into the Merger Agreement), all of the standstill provisions survived the execution and announcement of the Merger Agreement. As discussed below, Supreme’s ability to waive these standstill provisions was one of the key issues discussed by the Supreme Board with Supreme’s advisors and between representatives of Supreme and representatives of Parent during the bid process and negotiation of the Merger Agreement. As discussed below, as part of the negotiation of the non-solicitation provisions in the Merger Agreement, Supreme obtained Parent’s agreement to certain changes regarding the ability of Supreme to have certain discussions with a third party which approached Supreme in an unsolicited manner and to extend the tender offer period to twenty-five (25) business days to allow more time for unsolicited offers to be made, and in exchange, as reflected in the Merger Agreement, Supreme ultimately agreed with Parent to enforce and not to waive any confidentiality, standstill or other agreement to which Supreme is a party.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first sentence of the paragraph titled “Discounted Cash Flow Analysis” on page 39 of the Schedule 14D-9:

“The following chart reflects Baird’s calculation of projected unlevered free cash flows from the Baird Opinion Projections provided in “Item 4. The Solicitation or Recommendation – Certain Financial Projections.”

	($ in millions) For the Year Ending
	2018P	2019P	2020P	2021P	2022P
Adjusted EBIT(1)	$35.1	$41.6	$47.4	$52.3	$57.7
Tax Rate(1)	35.0%	35.0%	35.0%	35.0%	35.0%
After-tax operating income(2)	$22.8	$27.1	$30.8	$34.0	$37.5
Depreciation & Amortization(1)	3.0	3.2	3.3	3.4	3.5
Decrease / (Increase) in Working Capital(1)	(0.4)	(1.8)	(1.4)	(1.1)	(1.2)
Capital Expenditures(1)	(4.0)	(4.0)	(4.0)	(4.0)	(4.0)
Free Cash Flow	$21.4	$24.4	$28.7	$32.2	$35.8

(1)	From the Baird Opinion Projections provided in “Item 4. The Solicitation or Recommendation – Certain Financial Projections.”

(2)	Calculated from Adjusted EBIT and Tax Rate.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

	By:	/s/ Mark D. Weber
	Name:	Mark D. Weber
	Title:	President and Chief Executive Officer

Dated: September 15, 2017